Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended December 31, 2022

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	Third Quarter of Fiscal Year 2023 Highlights	2

3.	Operating Performance	3

4.	Fiscal 2024 Production, Cash Costs, and Capital Expenditures Guidance	12

5.	Investment in Associates	14

6.	Overview of Financial Results	15

7.	Liquidity, Capital Resources, and Contractual Obligations	21

8.	Environmental Rehabilitation Provision	23

9.	Risks and Uncertainties	24

10.	Off-Balance Sheet Arrangements	30

11.	Transactions with Related Parties	30

12.	Alternative Performance (Non-IFRS) Measures	30

13.	Critical Accounting Policies, Judgments, and Estimates	34

14.	New Accounting Standards	34

15.	Other MD&A Requirements	35

16.	Outstanding Share Data	35

17.	Disclosure Controls and Procedures	36

18.	Management’s Report on Internal Control over Financial Reporting	36

19.	Changes in Internal Control over Financial Reporting	37

20.	Directors and Officers	37

Technical Information		37

Forward Looking Statements		37

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2022 and the related notes contains therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated interim financial statements for the three and nine months ended December 31, 2022, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2022. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 12, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of February 8, 2023 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Third Quarter of Fiscal Year 2023 Highlights

●	Mined 296,050 tonnes of ore, milled 303,442 tonnes of ore, and produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.0 million pounds of zinc;

●	Sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.3 million pounds of lead, and 7.1 million pounds of zinc, for revenue of $58.7 million;

●	Realized adjusted earnings attributable to equity holders[1] of $11.8 million, or $0.07 per share. The adjustments were made to remove impacts from impairment charges, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates’ operating results;

●	Reported net income attributable to equity holders of $11.9 million, or $0.07 per share;

●	Generated cash flow from operating activities of $25.7 million;

●	Cash costs per ounce of silver, net of by-product credits[1], of negative $1.15;

[1]	Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	All-in sustaining costs per ounce of silver, net of by-product credits[1], of $9.28;

●	Spent and capitalized $1.4 million on exploration drilling, $9.0 million on underground development and $2.8 million on construction of the new mill and tailings storage facility; and

●	Strong balance sheet with $210.3 million in cash and cash equivalents and short-term investments. The Company holds further equity investment portfolio in associates and other companies with a total market value of $121.8 million as at December 31, 2022.

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and nine months ended December 31, 2022 and 2021:

	Three months ended December 31,			Nine months ended December 31,
Consolidated	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	296,050	292,072	1%	887,135	815,775	9%
Ore Milled (tonne)	303,442	304,772	0%	893,261	819,665	9%

Average Head Grades
Silver (grams/tonne)	207	205	1%	209	208	0%
Lead (%)	3.3	3.1	5%	3.2	3.2	-2%
Zinc (%)	1.3	1.5	-14%	1.3	1.6	-19%

Average Recovery Rates
Silver (%)	94.4	93.8	1%	94.4	93.7	1%
Lead (%)	94.7	94.4	0%	94.3	94.5	0%
Zinc (%)	81.3	80.1	1%	79.2	80.0	-1%

Metal Production
Silver (in thousands of ounces)	1,853	1,834	1%	5,511	5,003	10%
Gold (in thousands of ounces)	1.1	1.1	0%	3.4	2.9	17%
Lead (in thousands of pounds)	20,059	18,978	6%	57,130	52,469	9%
Zinc (in thousands of pounds)	6,974	8,030	-13%	19,886	22,711	-12%

Cost Data*
Mining costs ($/tonne)	62.69	69.76	-10%	67.07	67.87	-1%
Shipping costs ($/tonne)	2.48	2.59	-4%	2.69	2.46	9%
Milling costs ($/tonne)	12.56	13.38	-6%	12.49	12.76	-2%
Production costs ($/tonne)	77.73	85.73	-9%	82.25	83.09	-1%
All-in sustaining production costs ($/tonne)	136.90	137.04	0%	137.33	134.91	2%

Cash cost per ounce of Silver, net of by-product credits ($)	(1.15)	(1.33)	14%	(0.68)	(1.47)	54%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	9.28	8.82	5%	8.94	7.88	13%
*	Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.

(i) Mine and Mill Production

For the three months ended December 31, 2022 (“Q3 Fiscal 2023”), the Company mined 296,050 tonnes of ore, up 1% compared to 292,072 tonnes in the three months ended December 31, 2021 (“Q3 Fiscal 2022”). Ore milled in Q3 Fiscal 2023 was 303,442 tonnes, effectively the same compared to 304,772 tonnes in Q3 Fiscal 2022.

For the nine months ended December 31, 2022, on a consolidated basis, the Company mined 887,135 tonnes of ore, up 9% compared to 815,775 tonnes in the same prior year period. Ore milled was 893,261 tonnes, up 9% compared to 819,665 tonnes in the same prior year period.

(ii) Metal Production

In Q3 Fiscal 2023, the Company produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.0 million pounds of zinc, representing increases of 1%, 0% and 6%, respectively, in silver, gold and lead production, and a decrease of 13% in zinc production over Q3 Fiscal 2022.

[1]	Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2022, the Company produced approximately 5.5 million ounces of silver, 3,400 ounces of gold, 57.1 million pounds of lead, 19.9 million of pounds of zinc, representing increases of 10%, 17% and 9%, respectively, in silver, gold and lead production, and a decrease of 12% in zinc production over the same prior year period.

(iii) Per Tonne Costs1

In Q3 Fiscal 2023, the consolidated mining costs were $62.69 per tonne, down 10% compared to $69.76 per tonne in Q3 Fiscal 2022. The consolidated milling costs were $12.56 per tonne, down 6% compared to $13.38 per tonne in Q3 Fiscal 2022.

Correspondingly, the consolidated production costs were $77.73 per tonne, down 9% compared to $85.73 per tonne in Q3 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed in Q3 Fiscal 2023 were $136.90, essentially the same compared to $137.04 in Q3 Fiscal 2022.

For the nine months ended December 31, 2022, the consolidated mining costs were $67.07 per tonne, down 1% compared to $67.87 in the same prior year period. The consolidated milling costs were $12.49 per tonne, down 2% compared to $12.76 in the same prior year period.

Correspondingly, the consolidated production costs were $82.25 per tonne, down 1% compared to $83.09 in the same prior period, while the all-in sustaining production costs per tonne of ore processed were $137.33, up 2%, respectively, compared to $134.91 in the same prior year period.

(iv) Costs per Ounce of Silver, Net of By-Product Credits1

In Q3 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $1.15, compared to negative $1.33 in the prior year quarter. The increase was mainly due to a decrease of $0.6 million in by-product credits offset by a decrease of $0.5 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $9.28 compared to $8.82 in Q3 Fiscal 2022. The increase was mainly due to an increase of $3.1 million in sustaining capital expenditures offset by a decrease of $1.1 million in administrative expenses and mineral resources tax.

For the nine months ended December 31, 2022, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.68, compared to negative $1.47 in the same prior year period. The consolidated all-in sustaining costs per once of silver, net of by-product credits, were $8.94, compared to $7.88 in the same prior year period.

[1]	Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(v) Exploration and Development

The following table summarizes the development work and capital expenditures in Q3 Fiscal 2023.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q3 Fiscal 2023
Ying Mining District	1,776	$1,294	15,527	$6,549	27,066	$895	3,250	$11,988	7,933	25,270
GC Mine	-	-	3,642	1,133	4,444	204	1,951	3,288	1,786	12,470
Corporate and other	-	-	-	-	978	268	95	363	-	-
Consolidated	1,776	$1,294	19,169	$7,682	32,488	$1,367	$5,296	$15,639	9,719	37,740

Q3 Fiscal 2022
Ying Mining District	2,793	$1,755	16,266	$6,908	34,659	$3,099	3,429	$15,191	6,750	69,232
GC Mine	304	379	3,595	845	3,985	146	106	1,476	1,955	14,198
Corporate and other	-	-	-	-	5,458	1,780	261	2,041	-	-
Consolidated	3,097	$2,134	19,861	$7,753	44,102	$5,025	$3,796	$18,708	8,705	83,430

Variances (%)
Ying Mining District	64%	74%	95%	95%	78%	29%	95%	79%	118%	37%
GC Mine	-	-	101%	134%	112%	140%	1841%	223%	91%	88%
Corporate and other	-	-	-	-	18%	15%	36%	18%	-	-
Consolidated	57%	61%	97%	99%	74%	27%	140%	84%	112%	45%

In Q3 Fiscal 2023, on a consolidated basis, a total of 70,228 metres or $2.5 million worth of diamond drilling were completed (Q3 Fiscal 2022 – 127,532 metres or $7.3 million), of which approximately 37,740 metres or $1.1 million worth of diamond drilling were expensed as part of mining costs (Q3 Fiscal 2022 – 83,430 metres or $2.3 million) and approximately 32,448 metres or $1.4 million worth of diamond drilling were capitalized (Q3 Fiscal 2022 – 44,102 metres or $5.0 million). In addition, approximately 9,719 metres or $3.8 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2022 – 8,705 metres or $3.3 million), and approximately 20,945 metres or $9.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2022 – 22,958 metres or $9.9 million).

For the nine months ended December 31, 2022, the development work and capital expenditures are summarized as follows:

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	($ Thousand)
Nine months ended December 31, 2022
Ying Mining District	5,469	$4,127	51,118	$20,636	108,023	$4,933	$10,278	$39,974	26,162	110,449
GC Mine	-	-	10,503	3,275	15,052	555	2,719	6,549	5,579	39,655
Corporate and other	-	-	-	-	8,485	1,744	99	1,843	-	-
Consolidated	5,469	$4,127	61,621	$23,911	131,560	$7,232	$13,096	$48,366	31,741	150,104

Nine months ended December 31, 2021
Ying Mining District	6,113	$3,941	42,595	$17,439	121,967	$9,159	$6,339	$36,878	20,779	174,018
GC Mine	972	1,052	11,042	2,503	3,985	146	158	3,859	4,834	52,048
Corporate and other	-	-	-	-	7,971	2,856	438	3,294
Consolidated	7,085	$4,993	53,637	$19,942	133,923	$12,161	$6,935	$44,031	25,613	226,066

Variances (%)
Ying Mining District	89%	105%	120%	118%	89%	54%	162%	108%	126%	63%
GC Mine	-	-	95%	131%	378%	380%	1721%	170%	115%	76%
Corporate and other	-	-	-	-	106%	61%	23%	56%	-	-
Consolidated	77%	83%	115%	120%	98%	59%	189%	110%	124%	66%

For the nine months ended December 31, 2022, on a consolidated basis, a total of 281,664 metres or $11.5 million worth of diamond drilling were completed (same prior year period – 359,989 metres or $18.2 million), of which approximately 150,104 metres or $4.2 million worth of underground drilling were expensed as part of mining costs (same prior year period – 226,066 metres or $6.0 million) and approximately 131,560 metres or $7.2 million worth of drilling were capitalized (same prior year period – 133,923 metres or $12.2 million). In addition, approximately 31,741 metres or $11.9 million worth of preparation tunnelling were completed and expensed as part of mining costs (same period year period – 25,613 metres or $9.5 million), and approximately 67,090 metres or $28.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (same period year period – 60,722 metres or $24.9 million).

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and nine months ended December 31, 2022 and 2021. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

	Three months ended December 31,			Nine months ended December 31,
Ying Mining District	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	206,854	200,946	3%	636,819	550,786	16%
Ore Milled (tonne)	213,830	214,982	-1%	642,147	552,562	16%

Average Head Grades
Silver (grams/tonne)	262	258	2%	262	272	-4%
Lead (%)	4.0	3.7	8%	3.9	3.9	-1%
Zinc (%)	0.7	0.8	-15%	0.7	0.8	-13%

Average Recovery Rates
Silver (%)	95.7	95.1	1%	95.7	95.1	1%
Lead (%)	95.4	95.2	0%	95.0	95.5	-1%
Zinc (%)	66.4	64.0	4%	62.3	60.3	3%

Metal Production
Silver (in thousands of ounces)	1,674	1,647	2%	5,027	4,447	13%
Lead (in thousands of pounds)	17,647	16,392	8%	50,566	44,341	14%
Zinc (in thousands of pounds)	2,082	2,347	-11%	5,986	5,450	10%

Cost Data*
Mining costs ($/tonne)	73.80	83.56	-12%	77.57	81.45	-5%
Milling costs ($/tonne)	11.35	11.97	-5%	11.05	11.55	-4%
Production costs ($/tonne)	88.66	99.24	-11%	92.35	96.63	-4%
All-in sustaining production costs ($/tonne)	141.21	143.72	-2%	141.66	141.53	0%

Cash cost per ounce of Silver, net of by-product credits ($)	0.24	1.19	-80%	0.78	0.90	-13%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.66	8.36	-8%	7.71	7.27	6%
*	Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.

In Q3 Fiscal 2023, a total of 206,854 tonnes of ore were mined at the Ying Mining District, up 3% compared to 200,946 tonnes mined in Q3 Fiscal 2022, while 213,830 tonnes of ore were milled, down 1% compared to 214,982 tonnes milled in Q3 Fiscal 2022.

Average head grades of ore processed were 262 g/t for silver, 4.0% for lead, and 0.7% for zinc compared to 258 g/t for silver, 3.7% for lead, and 0.8% for zinc in Q3 Fiscal 2022.

Metals produced at the Ying Mining District were approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.6 million pounds of lead, and 2.1 million pounds of zinc, up 2%, 0%, and 8%, respectively, compared to 1.6 million ounces of silver, 1,100 ounces of gold, 16.4 million pounds of lead in Q3 Fiscal 2022, and a decrease of 11% compared to 2.3 million pounds of zinc in Q3 Fiscal 2022.

In Q3 Fiscal 2023, the mining costs at the Ying Mining District were $73.80 per tonne, down 12% compared to $83.56 in Q3 Fiscal 2022, while the milling costs were $11.35 per tonne, down 5% compared to $11.97 in Q3 Fiscal 2022.

The production costs per tonne of ore processed were $88.66, down 11% compared to $99.24 in Q3 Fiscal 2022. The all-in sustaining costs per tonne of ore processed were $141.21, down 2% compared to $143.72 in Q3 Fiscal 2022.

In Q3 Fiscal 2023, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $0.24, down 80% compared to $1.19 in Q3 Fiscal 2022. The decrease was primarily due to a decrease of $0.6 million in expensed production costs and an increase of $0.9 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits were $7.66, down 8% compared to $8.36 in Q3 Fiscal 2022.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The decrease was mainly due to i) the decrease in cash costs per ounce of silver, ii) a decrease of $0.9 million in administrative expenses, mineral resources taxes and other taxes; offset by iii) an increase of $2.1 million in sustaining capital expenditures. The increase of silver sold also resulted in lower costs per ounce of silver.

In Q3 Fiscal 2023, a total of 52,336 metres or $1.6 million worth of diamond drilling were completed (Q3 Fiscal 2022 – 103,891 metres or $4.9 million), of which approximately 25,270 metres or $0.8 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2022 – 69,232 metres or $1.8 million) and approximately 27,066 metres or $0.8 million worth of drilling were capitalized (Q3 Fiscal 2022 – 34,659 metres or $3.1 million). In addition, approximately 7,933 metres or $3.2 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2022 – 6,750 metres or $2.7 million), and approximately 17,303 metres or $7.8 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2022 – 19,059 metres or $8.7 million).

For the nine months ended December 31, 2022, a total of 636,819 tonnes of ore were mined and 642,147 tonnes of ore were milled at the Ying Mining District, up 16% and 16%, compared to 550,786 tonnes mined and 552,562 tonnes milled in the same prior year period.

Average head grades of ore processed were 262 g/t for silver, 3.9% for lead, and 0.7% for zinc compared to 272 g/t for silver, 3.9% for lead, and 0.8% for zinc in the same prior year period.

Metals produced at the Ying Mining District were approximately 5.0 million ounces of silver, 3,400 ounces of gold, 50.6 million pounds of lead, and 6.0 million pounds of zinc, up 13%, 17%, 14%, and 10%, respectively, compared to 4.4 million ounces of silver, 2,900 ounces of gold, 44.3 million pounds of lead, and 5.5 million pounds of zinc in the same prior year period.

For the nine months ended December 31,2022, the mining costs at the Ying Mining District were $77.57 per tonne, down 5% compared to $81.45 in the same prior year period while the milling costs were $11.05 per tonne, down 4% compared to $11.55 in the same prior year period.

The production costs per tonne of ore processed were $92.35, down 4% compared to $96.63 in the same prior year period. The all-in sustaining costs per tonne of ore processed was $141.66, effectively the same compared to $141.53 in the same prior year period.

For the nine months ended December 31,2022, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $0.78, down 13% compared to $0.90 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits were $7.71, up 6% compared to $7.27 in the same prior year period. The increase was mainly due to an increase of $7.1 million in sustaining capital expenditures.

For the nine months ended December 31,2022, a total of 218,472 metres or $8.0 million worth of diamond drilling were completed (same prior year period – 295,985 metres or $13.3 million), of which approximately 110,449 metres or $3.0 million worth of underground drilling were expensed as part of mining costs (same prior year period – 174,018 metres or $4.1 million) and approximately 108,023 metres or $4.9 million worth of drilling were capitalized (same prior year period – 121,967 metres or $9.2 million). In addition, approximately 26,162 metres or $10.2 million worth of preparation tunnelling were completed and expensed as part of mining costs (same prior year period – 20,779 metres or $8.1 million), and approximately 56,587 metres or $24.8 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 48,708 metres or $21.4 million).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and nine months ended December 31, 2022 and 2021:

	Three months ended December 31,			Nine months ended December 31,
	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	89,196	91,126	-2%	250,316	264,989	-6%
Ore Milled (tonne)	89,612	89,790	0%	251,114	267,103	-6%

Average Head Grades
Silver (grams/tonne)	75	78	-4%	73	77	-6%
Lead (%)	1.4	1.5	-8%	1.3	1.5	-12%
Zinc (%)	2.8	3.2	-14%	2.8	3.3	-16%

Average Recovery Rates
Silver (%) **	83.0	83.5	-1%	82.5	84.0	-2%
Lead (%)	90.3	89.0	1%	89.6	89.3	0%
Zinc (%)	90.1	89.8	0%	90.1	89.6	1%

Metal Production
Silver (in thousands of ounces)	179	187	-4%	484	556	-13%
Lead (in thousands of pounds)	2,412	2,586	-7%	6,564	8,128	-19%
Zinc (in thousands of pounds)	4,892	5,683	-14%	13,900	17,261	-19%

Cost Data*
Mining costs ($/tonne)	36.91	39.34	-6%	40.35	39.65	2%
Milling costs ($/tonne)	15.44	16.76	-8%	16.16	15.27	6%
Production costs ($/tonne)	52.35	56.10	-7%	56.51	54.92	3%
All-in sustaining production costs ($/tonne)	88.26	81.50	8%	83.02	75.65	10%

Cash cost per ounce of Silver, net of by-product credits ($)	(13.72)	(25.84)	47%	(16.08)	(21.84)	26%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.02	(9.81)	151%	(0.71)	(9.73)	93%
*	Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.
**	Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

In Q3 Fiscal 2023, a total of 89,196 tonnes of ore were mined and 89,612 tonnes were milled at the GC Mine, down 2% and 0%, respectively, compared to 91,126 tonnes mined and 89,790 tonnes milled in Q3 Fiscal 2022.

Average head grades of ore milled were 75 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 78 g/t for silver, 1.5% for lead, and 3.2% for zinc in Q3 Fiscal 2022.

Metals produced at the GC Mine were approximately 179 thousand ounces of silver, 2.4 million pounds of lead, and 4.9 million pounds of zinc, down 4%, 7%, and 14%, respectively, compared to 187 thousand ounces of silver, 2.6 million pounds of lead, and 5.7 million pounds of zinc in Q3 Fiscal 2022. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $36.91 per tonne, down 6% compared to $39.34 in Q3 Fiscal 2022, and the milling costs were $15.44 per tonne, down 8% compared to $16.76 in Q3 Fiscal 2022. The production costs per tonne or ore processed were $52.35, down 7% compared to $56.10 in Q3 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed were $88.26, up 8%, compared to $81.5 in Q3 Fiscal 2022.

The cash costs per ounce of silver, net of by-product credits, at the GC Mine, in Q3 Fiscal 2023, were negative $13.72, up 47% compared to negative $25.84 in Q3 Fiscal 2022. The increase was mainly due to a decrease of $1.5 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits, were negative $5.02, compared to negative $9.81 in Q3 Fiscal 2022. The increase was mainly due to the increase in the cash costs per ounce of silver and an increase of $1.0 million in sustaining capital expenditures.

In Q3 Fiscal 2023, approximately 16,914 metres or $0.5 million worth of diamond drilling were completed (Q3 Fiscal 2022 – 18,183 metres or $0.6 million), of which approximately 12,470 metres or $0.3 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2022 – 14,198 metres or $0.5 million) and approximately 4,444 metres or $0.2 million of drilling were capitalized (Q3 Fiscal 2022 – 3,985 metres or $0.1 million). In addition, approximately 1,786 metres or $0.6 million of tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2022 – 1,955 metres or $0.5 million), and approximately 3,642 metres or $1.1 million of horizontal tunnels, raises, and declines were completed and capitalized (Q3 Fiscal 2022 – 3,899 metres or $1.2 million).

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2022, a total of 250,316 tonnes of ore were mined and 251,114 tonnes were milled at the GC Mine, down 6% and 6%, respectively, compared to 264,989 tonnes mined and 267,103 tonnes milled in the same prior year period.

Average head grades of ore milled were 73 g/t for silver, 1.3% for lead, and 2.8% for zinc compared to 77 g/t for silver, 1.5% for lead, and 3.3% for zinc in the same prior year period.

Metals produced at the GC Mine were approximately 484 thousand ounces of silver, 6.6 million pounds of lead, and 13.9 million pounds of zinc, down 13%, 19%, and 19%, respectively, compared to 556 thousand ounces of silver, 8.1 million pounds of lead, and 17.3 million pounds of zinc in the same prior year period. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $40.35 per tonne, up 2% compared to $39.65 in the same prior year period, and the milling costs were $16.16 per tonne, up 6% compared to $15.27 in the same prior year period. The production costs per tonne of ore processed were $56.51, up 3% compared to $54.92 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $83.02, up 10% compared to $75.65 in the same prior year period. The increase was primarily due to the lower ore production resulting in a higher unit cost and an increase of $1.1 million in sustaining capital expenditures.

For the nine months ended December 31, 2022, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $16.08, up 26% compared to negative $21.84 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits, were negative $0.71, up 93% compared to negative $9.73 in the same prior year period. The increase was mainly due to a decrease of $4.0 million in by-product credits and an increase of $1.1 million in sustaining capital expenditures.

For the nine months ended December 31, 2022, approximately 54,707 metres or $1.8 million worth of diamond drilling were completed (same prior year period – 56,033 metres or $2.0 million), of which approximately 39,655 metres or $1.2 million worth of underground drilling were expensed as part of mining costs (same prior year period – 52,048 metres or $1.9 million) and approximately 15,052 metres or $0.6 million of drilling were capitalized (same prior year period – 3,985 metres or $0.1 million). In addition, approximately 5,579 metres or $1.6 million of tunnelling were completed and expensed as part of mining costs (same prior year period – 4,834 metres or $1.3 million), and approximately 10,503 metres or $3.3 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 12,014 metres or $3.6 million).

(iii)	Kuanping Project

In Q3 Fiscal 2023, a total of 978 metres or $0.3 million worth of drilling were completed and capitalized at the Kuanping Project. For the nine months ended December 31, 2022, a total of 8,485 metres or $0.9 million worth of drilling were completed and capitalized at the Kuanping Project.

In December 2022, the Company’s Kuanping Silver-Lead-Zinc-Gold Project (“Kuanping Project”) has received a mining license (the “Kuanping Mining License”) from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is good until March 13, 2029.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(v)	La Yesca Project

For the nine months ended December 31, 2022, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million in the condensed consolidated interim statements of income for the three months ended September 30, 2022.

(c)	Annual Operating Outlook

Unless otherwise stated, all references to Fiscal 2023 Guidance in this MD&A refer to the “Fiscal 2023 Operating Outlook” section in the Company’s Fiscal 2022 Annual MD&A dated May 25, 2022 (“Fiscal 2023 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved for the nine months ended December 31, 2022 compared to the respective Fiscal 2023 Guidance:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc*	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Nine months ended December 31, 2022 Actual
Ying Mining District	642,147	262	3.9	0.7	5,027	50,566	5,986	92.35	141.66
GC Mine	251,114	73	1.3	2.8	484	6,564	13,900	56.51	83.02
Consolidated	893,261	209	3.2	1.3	5,511	57,130	19,886	82.25	137.33
	.
Fiscal 2023 Guidance
Ying Mining District	740,000-774,000	276	3.8	0.9	6,300 - 6,500	58,900 - 60,900	8,200 - 8,500	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	93	1.6	3.7	700 - 800	9,500 - 10,400	21,800 - 24,000	54.9 - 57.5	86.1 - 92.0
Consolidated	1,040,000 - 1,140,000	224	3.2	1.7	7,000 - 7,300	68,400 - 71,300	32,000 - 34,500	83.3 - 85.9	141.6 - 143.5

% of Fiscal 2023 Guidance**
Ying Mining District	85%	95%	102%	78%	79%	84%	72%	99%	98%
GC Mine	80%	78%	83%	75%	65%	66%	61%	101%	93%
Consolidated	83%	93%	98%	76%	77%	82%	60%	97%	96%
*	The consolidated zinc production has been revised to reflect the sun of zinc production form the Ying Mining District and the GC Mine.
**	Percentage caculated based on mid-point of the related Fiscal 2023 Guidance

The Company expects to process approximately 175,000 tonnes of ore to produce approximately 1.1 million ounces of silver, 1,000 ounces of gold, 11.2 million pounds of lead, and 4.3 million pounds of zinc as production in the fourth quarter is normally lower than the other three quarters due to the Chinese New Year holiday.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures for the nine months ended December 31, 2022 compared to the respective Fiscal 2023 Guidance.

									Expensed	Expensed
	Capitalized Development and Expenditures								Tunneling	Drilling
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Exploration Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
YTD Fiscal 2023 Actual Results
Ying Mining District	5,469	$4,127	51,118	$20,636	108,023	$4,933	10,278	$39,974	26,162	110,449
GC Mine	-	-	10,503	3,275	15,052	555	2,719	6,549	5,579	39,655
Corporate and other	-	-	-	-	8,485	1,744	99	1,843	-	-
Consolidated	5,469	$4,127	61,621	$23,911	131,560	$7,232	$13,096	$48,366	31,741	150,104

Fiscal 2023 Guidance								$
Ying Mining District	4,600	$3,200	61,300	$26,300	110,700	$6,800	$44,600	80,900	29,000	135,300
GC Mine	-	-	13,200	4,200	14,800	400	1,900	6,500	7,600	46,600
Corporate and other	-	-	-	-	10,500	700	500	1,200	-	-
Consolidated	4,600	$3,200	74,500	$30,500	136,000	$7,900	$47,000	$88,600	36,600	181,900

Percentage of Fiscal 2023 Guidance
Ying Mining District	119%	129%	83%	78%	98%	73%	23%	49%	90%	82%
GC Mine	-	-	80%	78%	102%	139%	143%	101%	73%	85%
Corporate and other	-	-	-	-	81%	249%	20%	154%	-	-
Consolidated	119%	129%	83%	78%	97%	92%	28%	55%	87%	83%
*	Capitalized drilling includes surface diamond drilling and some underground drilling which was believed to be for the purpose of defining additional mineral reserves.

As of December 31, 2022, a total of $4.0 million in expenditures have been incurred on the construction of the new 3,000 tonnes per day flotation mill (the “New Mill”) and the new tailings storage facility (the “TSF”). A total of 2,147 metres of drainage tunnels were completed, and the site preparation for the New Mill was also substantially completed. The first batch of $4.1 million (RMB¥29.3 million) of milling equipment was ordered. The environmental assessment study report was revised and is pending government approval.

The Company spent approximately $1.8 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to build green mines. The Company also spent approximately $1.0 million to construct an X-Ray Transmission Ore Sorting System (“XRT Ore Sorting System”) to optimize mine plan and improve processing head grades at the GC Mine. The XRT Ore Sorting System is expected to be completed in the fourth quarter of Fiscal 2023.

The Company expects to complete and capitalize i) 1,500 metres of ramp at an estimated cost of $1.2 million, ii) 13,400 metres of exploration and development tunnels at $6.0 million, iii) 27,800 metres of diamond drilling at $0.8 million, and iv) $5.2 million on equipment and facilities in the fourth quarter of Fiscal 2023. In addition, the Company also expects to complete and expense 7,000 metres of mining preparation tunnels and 20,600 metres of diamond drilling in the fourth quarter.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

4.	Fiscal 2024 Production, Cash Costs, and Capital Expenditures Guidance

In Fiscal 2024, the Company expects to mine and process 1,100,000 to 1,170,000 tonnes of ore, yielding approximately 4,400 to 5,500 ounces of gold, 6.8 to 7.2 million ounces of silver, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc. Fiscal 2024 production guidance represents production increases of approximately 3% to 8% in ores, 1% to 26% in gold, 3% to 8% in silver, 3% to 8% in lead, and 14% to 23% in zinc compared to the expected production results in Fiscal 2023.

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(koz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Fiscal 2024 Guidance
Gold ore	30,000-40,000	3.6	43	0.8	0.5	3.2-4.2	40-50	450-600	90-120	-	-
Silver ore	740,000-770,000	0.1	279	4.1	0.9	1.2-1.3	6,140-6,450	62,500-65,030	9,030-9,400	-	-
Ying Mining District	770,000-810,000	0.2	267	3.9	0.8	4.4-5.5	6,180-6,500	62,950-65,630	9,120-9,520	90.4-92.6	143.8-148.8
GC Mine	330,000-360,000	-	75	1.2	2.9	0-0	620-670	7,530-8,180	18,530-20,140	50.3-52.3	79.6-84.2
Consolidated	1,100,000-1,170,000	0.1	208	3.1	1.4	4.4-5.5	6,800-7,170	70,480-73,810	27,650-29,660	78.2-80.5	136.4-142.4

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2024.

	Capitalized Development Work and Expenditures								Expensed
							Equipment,		Mining
			Exploration and				Mill and		Preparation	Diamond
	Ramp Development		Development Tunnels		Diamond Drilling		TSF	Total	Tunnnels	Drilling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million) ($ Million)		(Metres)	(Metres)
Fiscal 2024 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	8,800	6.3	57,200	23.9	146,400	4.2	21.8	56.2	25,800	71,400
GC Mine	-	-	14,700	6.4	30,200	0.8	0.7	7.9	5,300	24,800
Corporate and others	-	-	-	-	-	-	0.6	0.6	-	-
Consolidated	8,800	6.3	71,900	30.3	176,600	5.0	23.1	64.7	31,100	96,200

In Fiscal 2024, the Company plans to: i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing a 26% increase in meterage and a 19% increase in cost compared to the expected results in Fiscal 2023; ii) complete 71,900 metres of exploration and mining development tunnels at estimated capitalized expenditures of $30.3 million, representing a decrease of 4% in meterage and an increase of 1% in cost compared to the expected results in Fiscal 2023; iii) complete and capitalize 176,600 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $5.0 million, representing an increase of 11% in meterage and a decrease of 38% in cost compared to the expected results in Fiscal 2023; and iv) spend $23.1 million on equipment, the XRT Ore Sorting System, a paste backfill plant, the mill and TSF (tailing storage facility).

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 31,100 metres of mining preparation tunnels and 96,200 metres of diamond drilling.

(a) Ying Mining District

In Fiscal 2024, the Company plans to mine and process 770,000 to 810,000 tonnes of ore at the Ying Mining District, including 30,000 – 40,000 tonnes of gold ore with an expected head grade of 3.6 g/t gold, to produce approximately 4,400 to 5,500 ounces of gold, 6.2 to 6.5 million ounces of silver, 62.9 to 65.6 million pounds of lead, and 9.1 to 9.5 million pounds of zinc. Fiscal 2024 production guidance at the Ying Mining District represents production increases of approximately 0% to 5% in ore, 1% to 26% in gold, 3% to 8% in silver, 4% to 8% in lead, and 21% to 26% in zinc compared to the expected production results in Fiscal 2023.

The cash production cost is expected to be $90.4 to $92.6 per tonne of ore, and the all-in sustaining production cost is estimated at $143.8 to $148.8 per tonne of ore processed, representing a 2% to 3% decrease in cash production cost and a 1% to 2% increase in all-in sustaining production cost compared to the expected results in Fiscal 2023.

In Fiscal 2024, the Ying Mining District plans to: i) complete 8,800 metres of metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing an increase of 26% in meterage and an increase of 19% in cost compared to the expected results in Fiscal 2023; ii) complete 57,200 metres of exploration and mining development tunnels at estimated capitalized expenditures of $23.9 million, representing a decrease of 8% in meterage and a decrease of 6% in cost compared to the expected results in Fiscal 2023; iii) complete and capitalize 146,400 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $4.2 million, representing an increase of 13% in meterage and a decrease of 24% in cost compared to the expected results in Fiscal 2023; and iv) spend $21.8 million on equipment and facilities, including $12.9 million on the construction of the TSF, $3.0 million to build a paste backfill plant and a XRT Ore Sorting system to optimize the mine plan and improve ore processing head grades, and $1.2 million to improve certain power facilities and to replace some electrical cables. The Company still plans to complete the TSF in 2024 and is currently delaying the construction of the new 3,000 TPD mill by one year.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 25,800 metres of mining preparation tunnels and 71,400 metres of diamond drilling at the Ying Mining District, representing decreases of 18% and 44%, respectively, compared to the expected results in Fiscal 2023.

(b) GC Mine

In Fiscal 2024, the Company plans to mine and process 330,000 to 360,000 tonnes of ore at the GC Mine to produce 620 to 670 thousand ounces of silver, 7.5 to 8.2 million pounds of lead, and 18.5 to 20.1 million pounds of zinc. Fiscal 2024 production guidance at the GC Mine represents production increases of approximately 11% to 21% in ore, 4% to 14% in silver, -2% to 6% in lead, and 12% to 21% in zinc production compared to the expected results in Fiscal 2023.

The cash production cost is expected to be $50.3 to $52.3 per tonne of ore, and the all-in sustaining production cost is estimated at $79.6 to $84.2 per tonne of ore processed, representing a 10% to 11% decrease in cash production cost and a 4% to 5% decrease in all-in sustaining production cost compared to the expected results in Fiscal 2023.

In Fiscal 2024, the GC Mine plans to: i) complete and capitalize 14,700 metres of exploration and development tunnels at estimated capital expenditures of $6.4 million, an increase of 12% in meterage and an increase of 42% in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to the expected results in Fiscal 2023; ii) complete and capitalize 30,200 metres of diamond drilling at an estimated cost of $0.8 million, representing a 100% increase in meterage and cost to prepare for future production, compared to the expected results in Fiscal 2023; and iii) spend $0.7 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $7.9 million in Fiscal 2024, down $0.5 million compared to the expected results in Fiscal 2023.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 5,300 metres of tunnels and 24,800 metres of underground drilling at the GC Mine, representing decreases of 28% and 43%, respectively, compared to the expected results in Fiscal 2023.

(c) Kuanping Project

The Company plans to carry out studies to complete the environmental assessment report, water and soil protection assessment report, and preliminary safety facilities and mine design report as required for the Kuanping Project in Fiscal 2024. Further updates on the mine construction plan and cost estimates will be provided upon completion of these reports.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

5.	Investment in Associates

(a)	New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the nine months ended December 31, 2022, the Company acquired 260,200 common shares of NUAG from the public market (nine months ended December 31, 2021– 125,000) for a total cost of $0.8 million (nine months ended December 31, 2021, $0.4 million).

As at December 31, 2022, the Company owned 44,302,416 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.2% (March 31, 2022 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

			Value of NUAG’s
			common share per
	Number of shares	Amount	quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	260,200	757
Share of net loss		(1,777)
Share of other comprehensive loss		(905)
Foreign exchange impact		(3,783)
Balance, December 31, 2022	44,302,416	$43,729	$98,130

(b) Investment in Whitehorse Gold Corp. (“WHG”)

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

On December 15, 2022, the Company participated in a non-brokered private placement of WHG and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one WHG common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

As at December 31, 2022, the Company owned 19,514,285 common shares of WHG (March 31, 2022 – 15,514,285), representing an ownership interest of 31.6% (March 31, 2022 – 29.3%). In January 2023, WHG completed another tranche of non-brokered private placement, and the Company’s ownership interest in WHG decreased to 29.3%.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

			Value of WHG’s
			common shares per
	Number of shares	Amount	quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Share of net loss		(399)
Share of other comprehensive income		8
Foreign exchange impact		(561)
Balance, December 31, 2022	19,514,285	$7,633	$6,484

6.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2023	Quarter Ended			Nine Months Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022
Revenue	$63,592	$51,739	$58,651	$173,982
Cost of mine operations	38,690	37,378	36,907	112,975
Income from mine operations	24,902	14,361	21,744	61,007
Corporate general and administrative expenses	3,557	3,476	3,171	10,204
Foreign exchange loss (gain)	(1,656)	(4,340)	850	(5,146)
Share of loss in associates	728	771	677	2,176
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,257
Impairment charges against mineral rights and properties	-	20,211	-	20,211
Other items	231	61	2,791	3,083
Income from operations	19,371	(7,414)	17,265	29,222
Finance items	(800)	(1,023)	69	(1,754)
Income tax expenses	6,087	3,811	2,259	12,157
Net income	14,084	(10,202)	14,937	18,819

Net income (loss) attributable to equity holders of the Company	10,169	(1,712)	11,916	20,373
Basic earnings (loss) per share	0.06	(0.01)	0.07	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	0.11
Cash dividend declared	2,216	-	2,209	4,425
Cash dividend declared per share	0.0125	-	0.0125	0.0250
Other financial information
Total assets				680,895
Total liabilities				102,629
Total attributable shareholders’ equity				486,315

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284

Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211		4,413
Cash dividend declared per share	0.0125	-	0.0125		0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

Fiscal 2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509

Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders’ equity					467,574

(b) Overview of Q3 Fiscal 2023 Financial Results

Net income attributable to equity holders of the Company in Q3 Fiscal 2023 was $11.9 million or $0.07 per share, compared to net income of $5.1 million or $0.03 per share in Q3 Fiscal 2022.

In Q3 Fiscal 2023, the Company’s consolidated financial results were mainly impacted by i) increases of 8%, and 12%, respectively, in silver and lead sold, and a decrease of 6% in zinc sold; ii) decreases of 7%, 8%, and 13%, respectively, in the realized selling prices for silver, lead and zinc, and an increase of 13% in the realized selling price for gold; iii) a foreign exchange loss of $0.8 million arising from the depreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and Canadian dollar; and iv) a gain of $3.0 million on equity investments.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Revenue in Q3 Fiscal 2023 was $58.7 million, down 1% compared to $59.1 million in Q3 Fiscal 2022. The decrease is mainly due to a decrease of $4.6 million arising from the decrease in the net realized selling prices for silver, lead and zinc, offset by an increase of $4.2 million arising from the increase in silver and lead sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended December 31, 2022			Three months ended December 31, 2021
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver in thousands of ounces)	1,675	185	1,860	1,561	160	1,721
Gold (in thousands of ounces)	1.1	-	1.1	1.1	-	1.1
Lead (in thousands of pounds)	16,969	2,304	19,273	15,003	2,152	17,155
Zinc (in thousands of pounds)	2,143	4,976	7,119	1,947	5,641	7,588
Revenue
Silver (in thousands of $)	29,403	2,514	31,917	29,615	2,124	31,739
Gold (in thousands of $)	1,695	-	1,695	1,504	-	1,504
Lead (in thousands of $)	14,401	1,944	16345	13,840	1,974	15,814
Zinc (in thousands of $)	2,182	4,639	6921	2,236	6,122	8,358
Other (in thousands of $)	1,127	746	1,873	971	693	1,664
	48,808	9,843	58,651	48,166	10,913	59,079
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	1755	13.59	17.16	18.97	13.28	18.44
Gold ($ per ounce)	1,541	-	1,541	1,367	-	1,367
Lead ($ per pound)	0.85	0.84	0.85	0.92	0.92	0.92
Zinc ($ per pound)	1.02	0.93	0.96	1.15	1.09	1.10

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2023	Q3 2022	Q3 2023	Q3 2022	Q3 2023	Q3 2022	Q3 2023	Q3 2022
Net realized selling prices	$17.16	$18.44	$1,541	$1,367	$0.85	$0.92	$0.96	$1.10
SME	$21.28	$23.44	$1,753	$1,805	$0.98	$1.08	$1.57	$1.68
LME	$21.08	$23.34	$1,726	$1,796	$0.95	$1.04	$1.36	$1.50

Costs of mine operations in Q3 Fiscal 2023 were $36.9 million, down 2% compared to $37.6 million in Q3 Fiscal 2022. Items included in costs of mine operations are as follows:

	Q3 Fiscal 2023	Q3 Fiscal 2022	Change
Production costs	$24,603	$25,055	-2%
Depreciation and amortization	7,599	6,822	11%
Mineral resource taxes	1,438	1,824	-21%
Government fees and other taxes	633	796	-20%
General and administrative	2,634	3,106	-15%
	$36,907	37,603	-2%

Production costs expensed in Q3 Fiscal 2023 were $24.6 million, down 2% compared to $25.1 million in Q3 Fiscal 2022. The decrease was mainly due to the decrease in per tonne production costs. The production costs expensed represent approximately 316,500 tonnes of ore processed and expensed at $77.73 per tonne, compared to approximately 292,250 tonnes of ore processed and expensed at $85.73 per tonne in Q3 Fiscal 2022.

The decrease in the mineral resource taxes and government fees and other taxes was mainly due to lower revenue achieved in Q3 Fiscal 2023. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Mine general and administrative expenses for the mine operations in Q3 Fiscal 2023 were $2.6 million, comparable to $3.1 million in Q3 Fiscal 2022. Items included in general and administrative expenses for the mine operations are as follows:

	Q3 Fiscal 2023	Q3 Fiscal 2022	Change
Amortization and depreciation	$285	$336	-15%
Office and administrative expenses	652	1,028	-37%
Professional Fees	97	107	-9%
Salaries and benefits	1,600	1,635	-2%
	$2,634	$3,106	-15%

Income from mine operations in Q3 Fiscal 2023 was $21.7 million, up 1% compared to $21.5 million in Q3 Fiscal 2022. Income from mine operations at the Ying Mining District was $19.0 million, compared to $17.6 million in Q3 Fiscal 2022. Income from mine operations at the GC Mine was $2.9 million, compared to $4.0 million in Q3 Fiscal 2022.

Corporate general and administrative expenses in Q3 Fiscal 2023 were $3.2 million, down 4% compared to $3.3 million in Q3 Fiscal 2022. Items included in corporate general and administrative expenses are as follows:

	Q3 Fiscal 2023	Q3 Fiscal 2022	Change
Amortization and depreciation	$139	$145	-4%
Office and administrative expenses	511	281	82%
Professional Fees	239	186	28%
Salaries and benefits	1,441	1,482	-3%
Share-based compensation	841	1,216	-31%
	$3,171	$3,310	-4%

Foreign exchange loss in Q3 Fiscal 2023 was $0.9 million compared to a gain of $1.8 million in Q3 Fiscal 2022. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Gain on equity investments in Q3 Fiscal 2023 was $3.0 million, compared to $1.1 million in Q3 Fiscal 2022. The gain was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in associates in Q3 Fiscal 2023 was $0.7 million, compared to $0.4 million in Q3 Fiscal 2022. Share of loss in associates represents the Company’s equity pickup in NUAG and WHG.

Finance income in Q3 Fiscal 2023 was $0.6 million compared to $1.5 million in Q3 Fiscal 2022. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q3 Fiscal 2023 was $0.7 million compared to $9.7 million in Q3 Fiscal 2022. The finance costs primarily comprised of the following:

	Q3 Fiscal 2023	Q3 Fiscal 2022	Changes
Interest on lease obligation	$9	$17	-47%
Unwinding of discount of environmental rehabilitation provision	58	68	-15%
Impairment charges against debt investment	501	9,592	-95%
Loss on disposal of bonds	93	-	100%
	$661	$9,677	-93%

Income tax expenses in Q3 Fiscal 2023 were $2.3 million, down 27% compared to $3.1 million in Q3 Fiscal 2022. The income tax expense recorded in Q3 Fiscal 2023 included a current income tax expense of $1.2 million (Q3 Fiscal 2022 - $0.9 million) and a deferred income tax expense of $1.1 million (Q3 Fiscal 2022 - $2.2 million).

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(c)	Overview of the Financial Results for the nine months ended December 31, 2022

Net income attributable to equity holders of the Company for the nine months ended December 31, 2022 was $20.4 million or $0.12 per share, compared to net income of $26.7 million or $0.15 per share in the same prior year period.

For the nine months ended December 31, 2022, the Company’s consolidated financial results were mainly impacted by i) increases of 9%, 17% and 9%, respectively, in silver, gold, and lead sold, and a decrease of 11% in zinc sold; ii) decreases of 13% and 2%, respectively, in the realized selling prices for silver and lead, and increases of 2% and 4%, respectively, in the realized selling prices for gold and zinc; iii) a foreign exchange gain of $5.1 million arising from the appreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and the Canadian dollar; iv) a loss of $1.3 million on equity investments; and v) an impairment charge of $20.2 million against the Las Yesca Project.

Revenue for the nine months ended December 31, 2022 was $174.0 million, down 1% compared to $176.3 million in the same prior year period. The decrease is mainly due to i) a decrease of $13.7 million arising from the decrease in the net realized selling prices for silver and lead; ii) a decrease of $2.7 million arising from less zinc sold, offset by iii) an increase of $12.5 million arising from the increase in silver and lead sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Nine months ended December 31, 2022			Nine months ended December 31, 2021
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver in thousands of ounces)	5,083	481	5,564	4,561	531	5,092
Gold (in thousands of ounces)	3.4	-	3.4	2.9	-	2.9
Lead (in thousands of pounds)	49,316	6,350	55,666	43,614	7,670	51,284
Zinc (in thousands of pounds)	6,060	13,927	19,987	5,085	17,384	22,469
Revenue
Silver (in thousands of $)	87,793	6,288	94,081	90,845	7,693	98,538
Gold (in thousands of $)	5,027	-	5,027	4,198	-	4,198
Lead (in thousands of $)	42,730	5,430	48,160	38,886	6,738	45,624
Zinc (in thousands of $)	6,849	14,892	21,741	5,581	17,966	23,547
Other (in thousands of $)	3,330	1,643	4,973	3,176	1,250	4,426
	145,729	28,253	173,982	142,686	33,647	176,333
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.27	13.07	16.91	19.92	14.49	19.35
Gold ($ per ounce)	1,479	-	1,479	1,448	-	1,448
Lead ($ per pound)	0.87	0.86	0.87	0.89	0.88	0.89
Zinc ($ per pound)	1.13	1.07	1.09	1.10	1.03	1.05

Costs of mine operations for the nine months ended December 31, 2022 were $113.0 million, up 7% compared to $105.7 million in the same prior year period. Items included in costs of mine operations are as follows:

	Nine months ended December 31,
	2022	2021	Change
Production costs	$76,145	$70,311	8%
Depreciation and amortization	22,511	19,914	13%
Mineral resource taxes	4,286	4,940	-13%
Government fees and other taxes	1,973	2,197	-10%
General and administrative	8,060	8,379	-4%
	$112,975	105,741	7%

Production costs expensed for the nine months ended December 31, 2022 were $76.1 million, up 8% compared to $70.3 million in the same prior year period. The increase was mainly due to more metals sold offset by a decrease of 1% in per tonne production costs. The production costs expensed represent approximately 925,800 tonnes of ore processed and expensed at $82.25 per tonne, compared to approximately 846,200 tonnes of ore processed and expensed at $83.09 per tonne in the same prior year period.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The decrease in the mineral resource taxes and government fees and other taxes were mainly due to lower revenue achieved for the nine months ended December 31, 2022.

Mine general and administrative expenses for the mine operations for the nine months ended December 31, 2022 were $8.1 million, down 4% compared to $8.4 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Nine months ended December 31,
	2022	2021	Change
Amortization and depreciation	$903	$1,014	-11%
Office and administrative expenses	2,038	2,420	-16%
Professional Fees	330	326	1%
Salaries and benefits	4,789	4,619	4%
	$8,060	$8,379	-4%

Income from mine operations for the nine months ended December 31, 2022 was $61.0 million, down 14% compared to $70.6 million in the same prior year period. Income from mine operations at the Ying Mining District was $53.3 million, compared to $58.1 million in the same prior year period. Income from mine operations at the GC Mine was $8.0 million, compared to $12.9 million in the same prior year period.

Corporate general and administrative expenses for the nine months ended December 31, 2022 were $10.2 million, down 6% compared to $10.9 million in the same prior year period. Items included in corporate general and administrative expenses are as follows:

	Nine months ended December 31,
	2022	2021	Change
Amortization and depreciation	$430	$435	-1%
Office and administrative expenses	1,326	1,228	8%
Professional Fees	602	523	15%
Salaries and benefits	4,713	3,836	23%
Share-based compensation	3,133	4,875	-36%
	$10,204	$10,897	-6%

Foreign exchange gain for the nine months ended December 31, 2022 was $5.1 million compared to $3.4 million in the same prior year period. The foreign exchange gain is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Loss on equity investments for the nine months ended December 31, 2022 was $1.3 million, compared to $3.0 million in the same prior year period. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in associates for the nine months ended December 31, 2022 was $2.2 million, compared to $1.3 million in the same prior year period. Share of loss in associates represents the Company’s equity pickup in NUAG and WHG.

Impairment of mineral rights of and properties for the nine months ended December 31, 2022 was $20.2 million compared to $nil in the same prior year period. After the review and evaluation on the results of the drilling program completed in the prior year, the Company decided not to plan further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million.

Finance income for the nine months ended December 31, 2022 was $3.0 million compared to $4.2 million in the same prior year period. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Finance costs for the nine months ended December 31, 2022 was $1.3 million compared to $10.6 million in the same prior year period. The finance costs primarily comprised of the following:

	Nine months ended December 31,
	2022	2021	Changes
Interest on lease obligation	$35	$56	-38%
Unwinding of discount of environmental rehabilitation provision	182	203	-10%
Impairment charges against debt investment	946	10,369	-91%
Loss on disposal of bonds	93	—	100%
	$1,256	$10,628	-88%

Income tax expenses for the nine months ended December 31, 2022 were $12.2 million, down 8% compared to $13.3 million in the same prior year period. The income tax expense recorded for the nine months ended December 31, 2022 included a current income tax expense of $7.6 million (same prior year period - $8.1 million) and a deferred income tax expense of $4.5 million (same prior year period - $5.2 million). The current income tax expenses for the nine months ended December 31, 2022 included withholding tax expenses of $2.6 million (same prior year period- $1.4 million), which was paid at a rate of 10% on dividends distributed out of China.

7.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position as well as the cash flow activities during the period.

As at	December 31, 2022	March 31, 2022	Changes
Cash and cash equivalents	$170,841	$113,302	$57,539
Short-term investments	39,420	99,623	(60,203)
	$210,261	$212,925	$(2,664)

Working capital	$176,960	$186,270	$(9,310)

	Three months ended December 31,			Nine months ended December 31,
	2022	2021	Changes	2022	2021	Changes
Cash flow
Cash provided by operating activities	$25,661	$28,666	$(3,005)	$79,901	$95,972	$(16,071)
Cash provided by (used in) investing activities	(24,505)	(17,289)	(7,216)	1,802	(55,629)	57,431
Cash provided by (used in) financing activities	(2,373)	(2,834)	461	(14,260)	(8,071)	(6,189)
Increase (decrease) in cash and cash equivalents	(1,217)	8,543	(9,760)	67,443	32,272	35,171
Effect of exchange rate changes on cash and cash equivalents	5,688	1,555	4,133	(9,904)	1,020	(10,924)
Cash and cash equivalents, beginning of the period	166,370	141,929	24,441	113,302	118,735	(5,433)
Cash and cash equivalents, end of the period	$170,841	$152,027	$18,814	$170,841	$152,027	$18,814

Cash, cash equivalents and short-term investments as at December 31, 2022 were $210.3 million, down 1% or $2.6 million compared to $212.9 million as at March 31, 2022. The decrease is mainly due to a negative translation impact of $9.9 million on cash and cash equivalents arising from the appreciation of the US dollar against the Canadian dollar and Chinese yuan.

Working capital as at December 31, 2022 was $177.0 million, down 5% compared to $186.3 million as at March 31, 2022.

Cash flow provided by operating activities in Q3 Fiscal 2023 was $25.7 million, down $3.0 million, compared to $28.7 million in Q3 Fiscal 2022. The decrease was due to:

●	$24.0 million cash flow from operating activities before changes in non-cash operating working capital, down $4.0 million, compared to $28.0 million in Q3 Fiscal 2022; and

●	$1.7 million cash used in the changes in non-cash working capital, compared to $0.7 million in Q3 Fiscal 2022.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2022, cash flow provided by operating activities was $79.9 million, down $16.1 million compared to $96.0 million. Before changes in non-cash operating working capital, cash flow from operating activities was $76.1 million, down $10.9 million compared to $87.0 million for the same prior year period.

Cash flow used in investing activities in Q3 Fiscal 2023 was $24.5 million, compared to $17.3 million cash used in Q3 Fiscal 2022, and comprised mostly of:

●	$32.0 million spent on investment in short-term investments (Q3 Fiscal 2022 - $25.1 million);

●	$11.5 million spent on mineral exploration and development expenditures (Q3 Fiscal 2022 - $14.7 million);

●	$nil spent on the acquisition of mineral rights and properties (Q3 Fiscal 2022 - $10.0 million)

●	$4.2 million spent to acquire plant and equipment (Q3 Fiscal 2022 - $2.6 million);

●	$1.2 million spent on investment in associate (Q3 Fiscal 2022 - $0.4 million); and,

●	$1.9 million spent on the acquisition of other investments (Q3 Fiscal 2022 - $0.5 million); offset by

●	$26.5 million proceeds from the redemptions of short-term investments (Q3 Fiscal 2022 - $36.1 million).

For the nine months ended December 31, 2022, cash flow provided by investing activities was $1.8 million, compared to $55.6 million used in the same prior year period, and comprised mostly of:

●	$164.5 million proceeds from the redemptions of short-term investments (same prior year period - $111.3 million);

●	$0.5 million proceeds from the disposal of other investment (same prior year period - $1.0 million); offset by

●	$112.3 million spent on investment in short-term investments (same prior year period - $99.3 million);

●	$34.2 million spent on mineral exploration and development expenditures (same prior year period - $35.5 million);

●	$nil spent on the acquisition of mineral rights and properties (same prior year period - $13.1 million)

●	$10.9 million spent to acquire plant and equipment (Q3 Fiscal 2022 - $7.2 million);

●	$1.9 million spent on investment in associate (Q3 Fiscal 2022 - $5.3 million); and,

●	$3.7 million spent on the acquisition of other investments (Q3 Fiscal 2022 - $7.5 million).

Cash flow used in financing activities in Q3 Fiscal 2023 was $2.4 million, compared to $2.8 million cash from financing activities in Q3 Fiscal 2022, and comprised mostly of:

●	$0.2 million lease payment (Q3 Fiscal 2022 - $0.2 million);

●	$2.2 million cash dividends distribution to equity shareholders (Q3 Fiscal 2022 - $2.2 million);

●	$nil million in distributions to non-controlling shareholders (Q3 Fiscal 2022 - $1.2 million); offset by

●	$nil cash received arising from exercise of stock options (Q3 Fiscal 2022 - $0.7 million).

Cash flow used in financing activities for the nine months ended December 31, 2022 was $14.3 million, compared to $8.0 million in the same prior year period, and comprised mostly of:

●	$0.5 million lease payment (same prior year period - $0.5 million);

●	$7.3 million in distributions to non-controlling shareholders (same prior year period - $5.1 million);

●	$4.4 million cash dividends paid to equity holders of the Company (same prior year period - $4.4 million);

●	$2.1 million spent to buy back 838,237 common shares of the Company under Normal Course Issuer Bid (same prior year period - $nil); offset by

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	$nil cash received arising from exercise of stock options (same prior year period - $1.9 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders.

The Company monitors its capital structure based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at December 31, 2022.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$43,201	$—	$43,201
Deposit received	2,549	—	2,549
Lease obligation	317	402	719
Income tax payable	874	—	874
	$46,941	$402	$47,343

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

As at December 31, 2022, the Company has working capital of $177.0 million (March 31, 2022 - $186.3 million). The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

8.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at December 31, 2022, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $11.9 million (March 31, 2022 - $12.3 million) over the next twenty-five years, which has been discounted using an average discount rate of 3.01% (March 31, 2022– 3.01%).

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The accretion of the discounted charge for the nine months ended December 31, 2022 was $0.2 million (same prior year period - $0.2 million), and reclamation expenditures incurred in Q3 Fiscal 2023 was $0.6 million (same prior year period - $0.4 million).

9.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a) Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the condensed interim consolidated financial statements for the three and nine months ended December 31, 2022 under Note 19 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	December 31, 2022	March 31, 2022
Financial assets denominated in U.S. Dollars	$60,987	$59,272

As at December 31,2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.1 million.

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2022 (at March 31, 2022 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $1.3 million and $0.1 million, respectively.

(b) Metal Price Risk

The majority of our revenue is derived from the sale of silver, gold, lead, and zinc, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Company does not use derivative instruments to hedge its commodity price risk.

(c) COVID-19 and Other Pandemics

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers. In December 2022, the Chinese government issued new guideline easing its zero-policies and travel restriction was lifted.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

(d) Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must consider the timing and contingency of obtaining approval from the national security review process.

(e) Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

(f) Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

(g) Regulatory environment in China

The Company’s principal operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company. Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

(h) Environmental and safety risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental and safety laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations, standards of mine construction and equipment used. There are also laws and regulations prescribing reclamation activities on some mining properties.

Environmental and safety legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The enactment of new laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could all lead to increased cost of compliance, including remediations of any discovered issues, and changes to the Company’s operations, which may be significant, and any failures to comply thereof could result in significant expenses, delays or fines, and could, pose a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and regulations. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. Compliance with environmental and safety laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.

(i) Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production;

(xiii)	other acts of God or unfavourable operating conditions; and

(xiv)	Health, safety, and operational risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens, including the potential for area lock-down affecting operations.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(j) Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, or unauthorized access that could destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, and loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(k) Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

11.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

	December 31, 2022	March 31, 2022
NUAG (a)	$91	$43
WHG (b)	24	23
	$115	$66

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2022, the Company recovered $0.2 million and $0.7 million, respectively, (three and nine months ended December 31, 2021 - $0.2 million and $0.5 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2022, the Company recovered $0.07 million and $0.1 million, respectively (three and nine months ended December 31, 2021 - $0.1 million and $0.2 million, respectively), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

12.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2022 and 2021:

(a) Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplemental information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Three months ended December 31,		Three months ended December 31,
	2022	2022	2021	2021
Net income (loss) as reported for the period	$14,937	$7,932	$18,819	$36,922
Adjustments, net of tax
Share-based compensation included in general and administrative	841	1,216	3,133	$4,875
Foreign exchange loss (gain)	850	(1,813)	(5,146)	(3,426)
Share of loss in associates	677	403	2,176	1,268
(Gain) loss on equity investments	(3,010)	(1,101)	1,257	2,986
Impairment charges to mineral rights and properties	—	—	20,211	—
Impairment loss on bonds investments included in finance costs	501	9,592	946	10,369
Adjusted earnings for the period	$14,796	$16,229	$41,396	$52,994
Non-controlling interest as reported	3,021	2,869	(1,554)	10,254
Adjustments to non-controlling interest	—	—	10,894	—
Adjusted non-controlling interest	3,021	2,869	9,340	10,254
Adjusted earnings attributable to equity holders	$11,775	$13,360	$32,056	$42,740
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.07	$0.08	$0.18	$0.24
Diluted adjusted earning per share	$0.07	$0.07	$0.18	$0.24
Basic weighted average shares outstanding	176,723,433	176,799,362	176,892,860	176,347,530
Diluted weighted average shares outstanding	178,938,856	178,537,718	179,024,844	178,224,810

(b) Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c) Costs per Ounce of Silver

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Three months ended December 31, 2022					Three months ended December 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$19,812	$4,791	$-	$-	$24,603	$20,401	$4,654	$-	$-	$25,055
By-product sales
Gold		(1,695)	-	-	-	(1,695)	(1,504)	-	-	-	(1,504)
Lead		(14,401)	(1,944)	-	-	(16,345)	(13,840)	(1,974)	-	-	(15,814)
Zinc		(2,182)	(4,639)	-	-	(6,821)	(2,236)	(6,122)	-	-	(8,358)
Other		(1,127)	(746)	-	-	(1,873)	(971)	(693)	-	-	(1,664)
Total by-product sales	B	(19,405)	(7,329)	-	-	(26,734)	(18,551)	(8,789)	-	-	(27,340)
Total cash costs, net of by-product credits	C=A+B	407	(2,538)	-	-	(2,131)	1,850	(4,135)	-	-	(2,285)
Add: Mineral resources tax		1,190	248	-	-	1,438	1,540	284	-	-	1,824
General and administrative		1,837	697	100	3,171	5,805	2,237	738	131	3,310	6,416
Amortization included in general and administrative		(134)	(83)	(68)	(139)	(424)	(140)	(99)	(97)	(145)	(481)
Property evaluation and business development*		-	-	-	173	173	-	-	26	178	204
Government fees and other taxes		373	256	4	-	633	490	302	4	-	796
Redamation accretion		40	11	7	-	58	53	6	9	-	68
Lease payment		-	-	-	164	164	-	-	-	159	159
Sustaining capital expenditures		9,121	2,337	-	87	11,545	7,013	1,334	101	29	8,477
All-in sustaining costs, net of by-product credits	F	12,834	928	43	3,456	17,261	13,043	(1,570)	174	3,531	15,178
Add: Non-sustaining capital expenditures		3,025	488	639	-	4,152	6,718	382	1,686	-	8,786
All-in costs, net of by-product credits	G	15,859	1,416	682	3,456	21,413	19,761	(1,188)	1,860	3,531	23,964
Silver ounces sold (‘000s)	H	1,675	185	-	-	1,860	1,561	160	-	-	1,721
All-in-costs per ounce of silver, net of by-product credits	(A+B)/H	$0.24	$(13.72)	$-	$-	$(1.15)	$1.19	$(25.84)	$-	$-	$(1.33)
All-in sustaining costs per ounce of silver, net of byproduct credits	F/H	$7.66	$5.02	$-	$-	$9.28	$8.36	$(9.81)	$-	$-	$8.82
All-in-costs per ounce of silver, net of by-product credits	G/H	$9.47	$7.65	$-	$-	$11.51	$12.66	$(7.43)	$-	$-	$13.92
By-product credits per ounce of silver
Gold		(1.01)	-	-	-	(0.91)	(0.96)	-	-	-	(0.87)
lead		(8.60)	(10.51)	-	-	(8.79)	(8.87)	(12.34)	-	-	(9.19)
Zinc		(1.30)	(25.08)	-	-	(3.67)	(1.43)	(38.26)	-	-	(4.86)
Other		(0.67)	(4.03)	-	-	(1.01)	(0.62)	(4.33)	-	-	(0.97)
Total by-product credits per ounce of silver		$(11.58)	$(39.62)	$-	$-	$(14.38)	$(11.88)	$(54.93)	$-	$-	$(15.89)

		Nine months ended December 31, 2022					Nine months ended December 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$61,914	$14,231	$-	$-	$76,145	$55,955	$14,356	$-	$-	$70,311
By-product sales
Gold		(5,027)	-	-	-	(5,027)	(4,198)	-	-	-	(4,198)
Lead		(42,730)	(5,430)	-	-	(48,160)	(38,886)	(6,738)	-	-	(45,624)
Zinc		(6,849)	(14,892)	-	-	(21,741)	(5,581)	(17,966)	-	-	(23,547)
Other		(3,330)	(1,643)	-	-	(4,973)	(3,176)	(1,250)	-	-	(4,426)
Total by-product sales	B	(57,936)	(21,965)	-	-	(79,901)	(51,841)	(25,954)	-	-	(77,795)
Total cash costs, net of by-product credits	C=A+B	3,978	(7,734)	-	-	(3,756)	4,114	(11,598)	-	-	(7,484)
Add: Mineral resources tax		3,549	737	-	-	4,286	4,045	895	-	-	4,940
General and administrative		5,683	2,044	333	10,204	18,264	5,985	1,994	400	10,897	19,276
Amortization included in general and administrative		(412)	(262)	(229)	(430)	(1,333)	(420)	(296)	(298)	(435)	(1,449)
Property evaluation and business development*		-	-	-	376	376	-	-	110	728	838
Government fees and other taxes		1,501	468	4	-	1,973	1,616	573	8	-	2,197
Reclamation accretion		126	34	22	-	182	158	19	26	-	203
Lease payment		-	-	-	501	501	-	-	-	470	470
Sustaining capital expenditures		24,768	4,372	-	99	29,239	17,682	3,246	101	123	21,152
All-in sustaining costs, net of by-product credits	F	39,193	(341)	130	10,750	49,732	33,180	(5,167)	347	11,783	40,143
Add: Non-sustaining capital expenditures		13,518	1,316	1,100	-	15,934	18,217	813	2,489	-	21,519
All-in costs, net of by-product credits	G	52,711	975	1,230	10,750	65,666	51,397	(4,354)	2,836	11,783	61,662
Silver ounces sold (’000s)	H	5,083	481	-	-	5,564	4,561	531	-	-	5,092
Cash costs per ounce of silver, net of by-product credits	(A+B)/H	$0.78	$(16.08)	$-	$-	$(0.68)	$0.90	$(21.84)	$-	$-	$(1.47)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$7.71	$(0.71)	$-	$-	$8.94	$7.27	$(9.73)	$-	$-	$7.88
All-in costs per ounce of silver, net of by-product credits	G/H	$10.37	$2.03	$-	$-	$11.80	$11.27	$(8.20)	$-	$-	$12.11
By-product credits per ounce of silver
Gold		(0.99)	-	-	-	(0.90)	(0.92)	-	-	-	(0.82)
Lead		(8.41)	(11.29)	-	-	(8.66)	(8.53)	(12.69)	-	-	(8.96)
Zinc		(1.35)	(30.96)	-	-	(3.91)	(1.22)	(33.83)	-	-	(4.62)
Other		(0.66)	(3.42)	-	-	(0.89)	(0.70)	(2.35)	-	-	(0.87)
Total by-product credits per ounce of silver		$(11.41)	$(45.67)	$-	$-	$(14.36)	$(11.37)	$(48.87)	$-	$-	$(15.27)

(d)	Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production costs and all-in sustaining production costs per tonne of ore processed:

		Three months ended December 31, 2022					Three months ended December 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated

Production costs expensed as reported		$19,812	$4,791	$-	$-	$24,603	$20,401	$4,654	$-	$-	$25,055
Adjustment for aggregate plant operations		(615)	-	-	-	(615)	(554)	-	-	-	(554)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(3,093)	(169)	(31)	-	(3,293)	(4,128)	(200)	(34)	-	(4,362)
Add: stockpile and concentrate inventory - Ending		2,254	42	32	-	2,328	5,062	725	35	-	5,822
Net change of depreciation and amortization charged to inventory		(221)	(21)	-	-	(242)	(600)	(88)	-	-	(688)
Adjustment for foreign exchange movement		306	33	(1)	-	338	(35)	(1)	(1)	-	(37)
		(754)	(115)	-	-	(869)	299	436	-	-	735
Production cost		$18,443	$4,676	$-	$-	$23,119	$20,146	$5,090	$-	$-	$25,236
Mining costs	A	15,266	3,292	-	-	18,558	16,791	3,585	-	-	20,376
Shipping costs	B	751	-	-	-	751	781	-	-	-	781
Milling Costs	C	2,426	1,384	-	-	3,810	2,574	1,505	-	-	4,079
Total cash production cost		$18,443	$4,676	$-	$-	$23,119	$20,146	$5,090	$-	$-	$25,236
General and administrative		1,837	697	100	3,171	5,805	2,237	738	131	3,310	6,416
Amortization included in general and administrative		(134)	(83)	(68)	(139)	(424)	(140)	(99)	(97)	(145)	(481)
Property evaluation and business development		-	-	-	173	173	-	-	26	178	204
Government fees and other taxes		373	256	4	-	633	490	302	4	-	796
Reclamation accretion		40	11	7	-	58	53	6	9	-	68
Lease payment		-	-	-	164	164	-	-	-	159	159
Adjustment for aggregate plant operations		-	-	-	-	-	(90)	-	-	-	(90)
Sustaining capital expenditures		9,121	2,337	-	87	11,545	7,013	1,334	101	29	8,477
All-in sustaining production cost	D	$29,680	$7,894	$43	$3,456	$41,073	$29,709	$7,371	$174	$3,531	$40,875
Non-sustaining capital expenditures		3,025	488	639	-	4,152	6,718	382	1,686	-	8,786
All in production cost	E	$32,705	$8,382	$682	$3,456	$45,225	$36,427	$7,753	$1,860	$3,531	$49,751
Ore mined (’000s)	F	206.854	89.196	-	-	296.050	200.946	91.126	-	-	292.072
Ore shipped (’000s)	G	213.830	89.196	-	-	303.026	210.566	91.126	-	-	301.692
Ore milled (’000s)	H	213.830	89.612	-	-	303.442	214.982	89.790	-	-	304.772
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	73.80	36.91	-	-	62.69	83.56	39.34	-	-	69.76
Shipping costs ($/tonne)	J=B/G	3.51	-	-	-	2.48	3.71	-	-	-	2.59
Cash milling costs ($/tonne)	K=C/H	11.35	15.44	-	-	12.56	11.97	16.76	-	-	13.38
Cash production costs ($/tonne)	L=I+J+K	$88.66	$52.35	$-	$-	$77.73	$99.24	$56.10	$-	$-	$85.73
All-in sustaining production costs ($/tonne)	M=(D-A-B-C) /H+L	$141.21	$88.26	$-	$-	$136.90	$143.72	$81.50	$-	$-	$137.04
All in costs ($/tonne)	N=M+(E-D)/H	$155.36	$93.71	$-	$-	$150.58	$174.97	$85.76	$-	$-	$166.17

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Nine months ended December 31, 2022					Nine months ended December 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated

Production costs expensed as reported		$61,914	$14,231	$-	$-	$76,145	$55,955	$14,356	$-	$-	$70,311
Adjustment for aggregate plant operations*		(1,281)	-	-	-	(1,281)	(1,659)	-	-	-	(1,659)
Changes in stockpile and concentrate inventory							-	-	-	-
Less: stockpile and concentrate inventory - Beginning		(4,740)	(139)	(35)	-	(4,914)	(5,996)	(442)	(34)	-	(6,472)
Add: stockpile and concentrate inventory - Ending		2,254	42	32	-	2,328	5,062	725	35	-	5,822
Net change of depreciation and amortization charged to inventory		(494)	(17)	-	-	(511)	(4)	(48)	-	-	(52)
Adjustment for foreign exchange movement		1,240	42	3	-	1,285	(95)	(6)	(1)	-	(102)
		(1,740)	(72)	-	-	(1,812)	(1,033)	229	-	-	(804)
Production cost		$58,893	$14,159	$-	$-	$73,052	$53,263	$14,585	$-	$-	$67,848
Mining costs	A	49,398	10,100	-	-	59,498	44,863	10,506	-	-	55,369
Shipping costs	B	2,398	-	-	-	2,398	2,019	-	-	-	2,019
Milling Costs	C	7,097	4,059	-	-	11,156	6,381	4,079	-	-	10,460
Total cash production cost		$58,893	$14,159	$-	$-	$73,052	$53,263	$14,585	$-	$-	$67,848
General and administrative		5,683	2,044	333	10,204	18,264	5,985	1,994	400	10,897	19,276
Amortization included in general and administrative		(412)	(262)	(229)	(430)	(1,333)	(420)	(296)	(298)	(435)	(1,449)
Property evaluation and business development		-	-	-	376	376	-	-	110	728	838
Government fees and other taxes		1,501	468	4	-	1,973	1,616	573	8	-	2,197
Reclamation accretion		126	34	22	-	182	158	19	26	-	203
Lease payment		-	-	-	501	501	-	-	-	470	470
Adjustment for aggregate plant operations		-	-	-	-	-	(209)	-	-	-	(209)
Sustaining capital expenditures		24,768	4,372	-	99	29,239	17,682	3,246	101	123	21,152
All-in sustaining production cost	D	$90,559	$20,815	$130	$10,750	$122,254	$78,075	$20,121	$347	$11,783	$110,326
Non-sustaining capital expenditures		13,518	1,316	1,100	-	15,934	18,217	813	2,489	-	$21,519
All in production cost	E	$104,077	$22,131	$1,230	$10,750	$138,188	$96,292	$20,934	$2,836	$11,783	$131,845
Ore mined (’000s)	F	636.819	250.316	-	-	887.135	550.786	264.989	-	-	815.775
Ore shipped (’000s)	G	642.147	250.316	-	-	892.463	555.703	264.989	-	-	820.692
Ore milled (’000s)	H	642.147	251.114	-	-	893.261	552.562	267.103	-	-	819.665
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	77.57	40.35	-	-	67.07	81.45	39.65	-	-	67.87
Shipping costs ($/tonne)	J=B/G	3.73	-	-	-	2.69	3.63	-	-	-	2.46
Cash milling costs ($/tonne)	K=C/H	11.05	16.16	-	-	12.49	11.55	15.27	-	-	12.76
Cash production costs ($/tonne)	L=I+J+K	$92.35	$56.51	$-	$-	$82.25	$96.63	$54.92	$-	$-	$83.09
All-in sustaining production costs ($/tonne)	M=(D-A-B-C) /H+L	$141.66	$83.02	$-	$-	$137.33	$141.53	$75.65	$-	$-	$134.91
All in costs ($/tonne)	N=M+(E-D)/H	$162.71	$88.26	$-	$-	$155.17	$174.50	$78.69	$-	$-	$161.17
*	The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

13.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2022, as well as the audited financial statements for the year ended March 31, 2022.

14.	New Accounting Standards

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company’s financial statements.

15.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s website www.silvercorp.ca;

(c)	may be found in the Company’s Annual Information Form; and

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2022.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 176,771,265 common shares with a recorded value of $255.7 million

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
478,000	$3.93	2027-04-26
502,002	$5.46	2025-05-26
410,000	$9.45	2025-11-11
1,390,002

(c)	Restricted Share Units (RSUs)

Outstanding – 1,953,672 RSUs with an average grant date closing price of CAD$5.41 per share.

17.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of December 31, 2022, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

18.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of December 31, 2022 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

19.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2022 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

20.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lon Shaver, Vice President
David Kong, Director
Marina A. Katusa, Director
Ken Robertson, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	plans, projections and estimates included in the fourth quarter of Fiscal 2023;

●	plans, projections and estimates included in the Fiscal 2023 Guidance and the Fiscal 2024 Guidance

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	COVID–19;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

●	permits and licenses;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2022

(Tabular amounts are expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 39